UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of December 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Lisbon, December 14th 2006

Reuters: EDPP.IN/EDP.N Bloomberg:EDP PL/EDP US	EDP REDUCED ITS STAKE IN SONAECOM

EDP would like to inform that the holding 093X - Telecomunicações Celulares, S.A. (“093X”), 100% held by EDP, made today a private placement of 29,150,000 shares of SonaeCom at a price of €4.85 per share. The placement was leaded by Millennium BCP Investimento and UBS.

This disposal is in line with EDP’s strategic plan, which contemplates the disposal of non core assets.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS
DEPARTMENT
Miguel Viana, Head of IR
Gonçalo Santos
Pedro Rei
Elisabete Ferreira
Cristina Requicha
Rui Antunes
Ricardo Farinha

Phone +351 210012834
Fax: +351 210012899

Email: ir@edp.pt
Website: www.edp.pt

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal

Share Capital € 3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 14, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer